

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 25, 2020

Anthony Poon
Chief Executive Officer
ALE Group Holding Ltd
Unit 1005, 10/F, Tower A, New Mandarin Plaza,
14 Science Museum Road,
Tsim Sha Tsui, Hong Kong

> **Re: ALE Group Holding Ltd**
> **Registration Statement on Form F-1**
> **Response Dated November 13, 2020**
> **File No. 333-239225**

Dear Mr. Poon:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 8, 2020 letter.

Amendment No. 3. to Registration Statement on Form F-1 filed September 28, 2020

Note 5. Accounts Receivable, net, page F-20

1. We note your response to prior comment one. You state "Some of our clients who engaged us for company secretarial services prepaid us in April or May 2017 for services received from May or June 2017 through April or May 2018. The last two months of the service periods were included in the fiscal year ended March 31, 2019." Please tell us why revenue was recognized during the fiscal year ended March 31, 2019 for services provided from May or June 2017 through April or May 2018. Please also clarify what you mean by "the last two months of the service periods were included in the fiscal year ended March 31, 2019."

You also state that "Some of our clients who engaged us for company secretarial services prepaid us in April or May 2018 for services received from May or June 2018 through April or May 2019." Please tell us why this revenue was recognized during the fiscal year ended March 31, 2020 when the services were provided from May or June 2017 through April or May 2018. Please also clarify what you mean by "the last two months of the service periods were included in the fiscal year ended March 31, 2020."

You may contact Aamira Chaudhry at 202-551-3389 or Theresa Brillant at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at 202-551-7127 or Lilyanna Peyser at 202-551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Joan Wu